Exhibit 23.1

Independent Registered Public Accounting Firm’s Consent

We consent to the inclusion in this Registration Statement of Fat Projects Acquisition Corp on Amendment No. 4 to Form S-4 (FILE NO. 333-267741) of our report dated March 13, 2023, which includes an explanatory paragraph as to the company’s ability to continue as a going concern, with respect to our audit of the financial statements of Fat Projects Acquisition Corp as of December 31, 2022 and 2021, and for the year ended December 31, 2022 and for the period from April 16, 2021 (inception) through December 31, 2021, which report appears in the Prospectus, which is part of this Registration Statement. We also consent to the reference to our Firm under the heading “Independent Auditors” in such Prospectus.

/s/ Marcum llp
Marcum llp
Hartford, CT
May 11, 2023